

May 25, 2012

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re:** **Unique Underwriters, Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed May 10, 2012**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence filed May 10, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose prominently in the beginning of your registration statement that you are an emerging growth company, and revise your registration statement to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

<u>Prospectus Summary, page 4</u>

2. Throughout this filing you disclose that various sales represent a certain percentage of your revenue. Please disclose the period from which this is being measured, e.g., whether the percentage is calculated as of the nine month period ended March 31, 2012?

<u>Risk Factors</u>

<u>"Our Prior Relationship with Donald Klein and KCM Holding Corporation represents a material risk to the Company . . .," page 11</u>

3. We note your response to our prior comment 4. Please remove from your sub-caption the phrase "relating to the promised issuance of shares for services rendered," as the material risk stemming from your association with Mr. Klein is broader than the quoted language. Further, please do the following:

   • Discuss in greater detail the meeting Mr. Klein held in June 2010 with your agents and their friends and/or family members, including how these individuals were determined to be accredited investors eligible to participate in a Rule 506 offering, the number of individuals who traded services in exchange for shares and the number who purchased shares; and

   • Confirm whether the payment made to KCM Holdings Corp. was actually issued in June 2011, as opposed to June 2010, and if it was in 2011 why the payment was made so much later than the retention of Mr. Klein and his meeting with your agents.

The Business

Business Model, page 21

4. We note your response to our prior comment 5. Please address the following:

    - In the new risk factor you have included beginning on page 8, state that you have only one direct agreement with a carrier, Monumental Life Insurance Company, and that each of your other carrier relationships is dependent upon Educator Group Plans d/b/a Equita Mortgage Group;

    - Remove your disclosure that currently states "(t)he Company currently has 27 such agreements with the insurance carriers" and "all of the carriers listed below have agreements with UUI" and instead state that your agreement with Equita Mortgage is responsible for nearly all your carrier relationships;

    - In your table on page 22, separate the one carrier you have contracted with from the remainder and in your revised table headings make clear that the vast majority of the carriers listed have agreements with Equita and that you can utilize these carriers' products only through your agency agreement with Equita; and

    - Explain why you state that you have 27 carrier relationships when only 12 are listed in this table.

5. We note your response to prior comment 7. Please include the material terms of your agreement with Equita Mortgage in this disclosure, and not only in the new risk factor on page 8. In addition, please be advised that your agreement with Equita Mortgage Group has not been redacted and is currently visible in its entirety as an exhibit to Amendment No. 8 to your registration statement, which was filed on February 13, 2012.

6. We note your response to prior comment 9. Please address the following:

    - As requested, state wherever applicable in your registration statement that you are an independent contractor and agent of Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services Inc.;

    - State here and wherever applicable, if true, that Equita receives 10-15% of sales for all insurance policies other than those originated by Monumental Life Insurance; and

    - State here and wherever applicable, including the disclosure provided under the heading "Certain Relationships and Related Transactions and Director Independence", the aggregate amount of revenue that you have generated since your formation that has been paid to Educator Group Plans d/b/a Equita Mortgage

> Group and Senior Advisor Services Inc. in the form of commissions or rent of leads.

Memberships, page 25

7. We note your response to prior comment 12. It appears from your disclosure that your basic members are not eligible to receive mentoring. Please amend your disclosure when discussing your mentoring program to state this explicitly. Also, there remains certain jargon that you should define or further describe in this discussion, e.g. Group Company calls, Area Lead Deposit, advanced Boot Camp training "calls," incentive-based profit-sharing, and UNIQUECARE discount health plans. Also, you should further explain your reference to "UUI events and conventions" by providing examples of such recent events and/or conventions that you have hosted.

Executive Compensation, page 49

8. We note your response to our prior comment 17. Please revise your Summary Compensation Table to include a footnote that addresses how the fair value of this stock award was made in accordance with FASB ASC Topic 718(e). See Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K which states in relevant part, "Include a footnote… disclosing all assumptions made in the valuation. Disclose assumptions made in the valuation by reference to a discussion of those assumptions in the registrant's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis."

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, pages 33 and 46

9. Your lead sales revenue policy indicates that you recognize revenue when one of your agents submits an order to purchase leads and simultaneously their credit card is processed and the leads are distributed to them. Please tell us how this policy relates to disclosure elsewhere in the filing that indicates that leads are rented for 30 days. Please revise or clarify your disclosure, as applicable. In addition, it appears from disclosure elsewhere in the filing that you also charge agents an "Area Lead Request Deposit" and offer membership plans to agents. Please revise to disclose your revenue recognition policies for these deposits and membership plans.

Exhibit 5.1

10. We note your response to prior comment 18 and your revised legal opinion. This opinion is required to state whether your counsel believes that these securities will, when sold, be legally issued, fully paid and non-assessable. We refer you to Item 601(b)(5) of

Regulation S-K and Staff Legal Bulletin No. 19. Please file an opinion with your next amendment that is in accordance with the above-cited regulation and guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226